October 20, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Antero Resources Midstream LLC

Registration Statement on Form S-1

Response dated October 16, 2014

File No. 333-193798

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Midstream LLC (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 17, 2014, with respect to the Company’s response dated October 16, 2014 relating to the Company’s Registration Statement on Form S-1, File No. 333-193798 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Annex A hereto, which includes a proposed marked copy of those pages of the Registration Statement that will be affected by the responses set forth herein. In addition to the responses to the Staff’s comments reflected in Annex A, Annex A also reflects certain changes to the expected outstanding common and subordinated unit counts and minimum quarterly distribution. These marked changes will be incorporated into a future amendment to the Registration Statement. The proposed bona fide range of $19.00 to $21.00 per common unit and the number of common units to be issued and sold to the public remain unchanged from our October 16, 2014 response.

As discussed with members of the Staff, this information is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Offering, page 13

1.                                      We note that your description of the cash distribution waterfall on page 14 does not agree to your disclosures on pages 77 and 78. For example, you state on page 14 that cash is distributed first to the holders of common units up to a quarterly distribution per common unit of $0.215625 and second to the holders of subordinated units up to a quarterly distribution per subordinated unit of $0.234375. However, you state on page 77 that cash is distributed first to all unitholders, pro rata, up to a quarterly distribution per unit of $0.215625 and second 85% to all common and subordinated unitholders, pro rata, up to a quarterly distribution per unit of $0.234375. Please revise the disclosures throughout your filing as necessary to consistently describe your cash distribution waterfall.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to consistently describe our cash distribution policy.  Please see page 14 of Annex A.

Use of Proceeds, page 50

2.                                      We note that you have revised your disclosure from that appearing in Amendment No. 6. Specifically, Amendment No. 6 indicated that you would use your net proceeds to repay $228.9 million of long-term debt assumed from Antero in connection with its contribution of the net assets to you, and you also would reimburse Antero for certain capital expenditures it incurred with respect to your predecessor. While the pro forma financial statements contained in your response continue to reflect the repayment of $228.9 million of assumed debt and the reimbursement of capital expenditures incurred by Antero (which is treated as a distribution to Antero), your Use of Proceeds narrative now refers to the aggregate amount as a repayment of assumed debt. Please explain to us why on page 50 you now refer to the reimbursement of capital expenditures as the repayment of assumed debt, but you do not reflect a debt instrument or describe the creation of a new debt instrument within the pro forma financial statements. If the amount previously referred to as a reimbursement of capital expenditures is assumed debt, also tell us why it is not reflected as a liability in the predecessor’s historical financial statements. Alternatively, you may want to revisit this section as to how the proceeds are anticipated to be used.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the distinction between the assumption of indebtedness described in Use of Proceeds as compared to the assumption of indebtedness and distribution to Antero described in the pro forma financial statements results from the increase in the amount outstanding under the existing midstream credit facility that will be assumed and repaid in connection with the Offering. In both cases, the net proceeds in excess of the $250 million we intend to retain will benefit Antero, either in the form of assumed indebtedness or a distribution.

As described in the pro forma financial statements, as of June 30, 2014, the amount outstanding under the portion of the existing midstream credit facility to be assumed was only $228.9 million.  After repaying all $228.9 million of assumed indebtedness, there would be approximately $225.3 million of net proceeds remaining, which would be distributed to Antero as reimbursement for certain capital expenditures it incurred with respect to our predecessor.

Since June 30, 2014, the amount of outstanding indebtedness under the existing midstream facility has increased to the point that there would be no proceeds remaining after repaying all assumed indebtedness.  As such, the anticipated use of proceeds described on page 50 no longer includes a separate distribution to Antero.

Dilution, page 53

3.                                      The line item captioned “Increase in net tangible book value per common unit attributable to purchasers in the offering” is capturing both the increase attributable to the net proceeds of your offering and the decrease attributable to your cash distribution to Antero to reimburse it for certain capital expenditures. We believe it is important to clearly show your investors the effect of the offering separately from the effect of transactions that reduce owners’ equity, such as distributions to your parent company, to fully comply with Item 506 of Regulation S-K. Please revise to separately present the increase in net tangible book value attributable to purchasers in the offering and the decrease in net tangible book value attributable to the distribution to Antero.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 53 of Annex A.

4.                                      Please revise footnote (1) to your dilution table to differentiate your use of the term “pro forma net tangible book value” from your use of the same term in footnote (2). For example, given the presentation seen in your Capitalization table on page 52 and in your pro forma financial statements, you may wish to refer to this amount as your predecessor’s net tangible book value and reserve the use of the term “pro forma net tangible book value” for the net tangible book value after the offering and use of proceeds.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 53 of Annex A.

5.                                      Please provide us with the mathematical calculations to support your statement in footnote (3) to your dilution table that an increase or decrease in the offering price or an increase or decrease in the number of common units offered would not affect your pro forma net tangible book value after the offering or the amount of dilution per common unit to investors in this offering. Also reconcile this statement to the statement at the bottom of page 50 that an increase or decrease in the offering price or an increase or decrease in the number of common units offered would increase or decrease the net proceeds you receive from this offering.

RESPONSE:

We acknowledge the Staff’s comment and note the following. A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would result in a corresponding increase or decrease in net proceeds of approximately $35.4 million.  A 1.0 million increase or decrease in the number of common units offered by us would result in a corresponding increase or decrease in net proceeds of approximately $18.9 million. As described in Use of Proceeds, any additional net proceeds would be distributed to Antero on a pro forma basis. On a pro forma basis, the hypothetical decreases in net proceeds would simply reduce the amount of the distribution to Antero. In either case, our pro forma net tangible book value would not be affected. A $1.00 increase or decrease in the initial public offering price, however, would result in a corresponding increase or decrease in the amount of dilution per common unit to investors in the Offering. We have revised the disclosure in footnote (3) on page 53 of Annex A to clarify this point.

6.                                      Please refer to the tabular presentation on page 54 of the total consideration contributed to you by Antero and by the purchasers in this offering. Please reduce the total consideration contributed by Antero for the cash distribution to Antero so that this return of capital is reflected within Antero’s total effective cash contribution.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 54 of Annex A.

Unaudited Pro Forma Financial Statements of Antero Midstream Partners LP, page F-2

7.                                      Your interim and annual pro forma statements of operations currently indicate that amounts are in thousands, except for per unit amounts. Please revise to clarify that the number of limited partner units outstanding also is not in thousands.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see F-4 and F-5 of Annex A.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO RESOURCES MIDSTREAM, LLC

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                                Jennifer Thompson (Securities and Exchange Commission)

Jim Allegretto (Securities and Exchange Commission)

Jarrett Torno (Securities and Exchange Commission)

Jennifer López (Securities and Exchange Commission)

Lilyanna Peyser (Securities and Exchange Commission)

Mike Rosenwasser (Vinso & Elkins L.L.P.)

David P. Oelman (Vinson & Elkins L.L.P.)

Matthew Strock (Vinson & Elkins L.L.P.)

Ryan J. Maierson (Latham & Watkins LLP)

Alvyn A. Schopp (Antero Resources Midstream LLC)

Annex A